SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For November 2, 2015

QIWI plc

12-14 Kennedy Ave.

Kennedy Business Centre, 2nd Floor, Office 203

1087 Nicosia Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Other Events

As of September 30, 2015, the total number of our active kiosks in Russia was 98,141, a decrease of 20% compared with 122,982 active kiosks as of June 30, 2015. The decrease resulted primarily from the enhanced controls that the Central Bank of the Russian Federation has implemented to ensure compliance by agents with legislation that requires agents to remit their proceeds to special accounts, as disclosed in our Form 6-K filed on September 24, 2015. There has been no significant change in the number of our kiosks in Russia since September 30, 2015. Management believes that other participants in the kiosk market are experiencing similar trends.

The number of our kiosks as of a particular date is calculated as an average of the amount of active kiosks for the last 30 days preceding such date (with only those kiosks and terminals being considered active through which at least one payment has been processed during the day).

Although this decrease negatively affects the size of our physical distribution, management continues to believe that increased transparency in the kiosk market will ultimately allow us to improve our share of this market.

Cautionary Statement on Forward Looking Statements

This report includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, expected market share growth. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, risks associated with competition, regulation, QIWI ’s ability to grow physical and virtual distribution channels, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIWI PLC (Registrant)

Date: November 2, 2015	By:	/s/ Alexander Karavaev
Alexander Karavaev
Chief Financial Officer

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